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                            February 10, 2022

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp.
       c/o Cormorant Asset Management, LP
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed February 3,
2022
                                                            File No. 001-39630

       Dear Ms. Chen:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 3 Preliminary Proxy Statement on Schedule 14A filed on February 3, 2022

       Phase 2b Clinical Trial in Psoriasis, page 192

   1. We note your revisions in response to our prior comment 2 and reissue in part. Please disclose how many
patients experienced treatment-related oropharyngeal candidiasis
                                                        (sonelokimab) and
esophageal candidiasis (secukinumab).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bihua Chen
Helix Acquisition Corp.
February 10, 2022
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                       Sincerely,
FirstName LastNameBihua Chen
                                                       Division of Corporation
Finance
Comapany NameHelix Acquisition Corp.
                                                       Office of Life Sciences
February 10, 2022 Page 2
cc:       Joel Rubinstein, Esq.
FirstName LastName